UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on March 19, 2025.

The Schedule 14D-9 relates to the cash and stock tender offer (the “Offer”) by HR Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Herc Holdings Inc., a Delaware corporation (“Herc”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), in exchange for, on a per-Share basis, (i) $78.75 and (ii) 0.1287 shares of Herc common stock, in each case, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Exchange, dated March 19, 2025. The Offer is disclosed in the Tender Offer Statement on Schedule TO, filed by Herc and Merger Sub with the SEC on March 19, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 that Herc filed on March 19, 2025, with the SEC, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 7 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 7 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added under a new subsection entitled “(j) Expiration of the Offer” immediately after the subsection entitled “(i) Extension of the Offer”:

(j) Expiration of the Offer.

At one minute after 11:59 p.m. Eastern Time, on Thursday, May 29, 2025, the Offer expired as scheduled and was not extended. The Depository and Paying Agent for the Offer advised Herc that, as of the expiration of the Offer, a total of 25,369,090 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 69.33% of the outstanding Shares, and an additional 1,118,630 Shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 3.06% of the outstanding Shares. This number of Shares validly tendered and not validly withdrawn satisfied the Minimum Condition. As each condition to the Offer was satisfied or waived, Merger Sub irrevocably accepted for exchange all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Accordingly, on June 2, 2025, Merger Sub expects to close the acquisition. At the closing, Herc and Merger Sub will pay for all of the Tendered Shares and the parties will effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Herc. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) the Dissenting Shares and (ii) the Tendered Shares) will be converted automatically into the right to receive the Per Share Price, in each case, without interest and less any applicable withholding taxes. Following the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

A joint press release, dated May 30, 2025, issued by the Company and Herc announcing the expiration and results of the Offer and the expected consummation of the acquisition is filed as Exhibit (a)(5)(4) to this Schedule 14D-9 and incorporated herein by reference.

The heading “(j) Cautionary Note Regarding Forward-Looking Statements” is hereby amended and supplemented as follows:

(k) Cautionary Note Regarding Forward-Looking Statements.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(4)	Joint Press Release, dated May 30, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2025

H&E EQUIPMENT SERVICES, INC.

By:	/s/ Leslie S. Magee
Name:	Leslie S. Magee
Title: Chief Financial Officer and Secretary

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